===============================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             -----------------------

                               PENTON MEDIA, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                   709668 10 7
                                 (CUSIP Number)

                                STACEY W. SEEWALD
                         C/O SANDLER CAPITAL MANAGEMENT
                          711 FIFTH AVENUE, 15TH FLOOR
                               NEW YORK, NY 10022
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                 with a copy to:
                                 DOUGLAS A. CIFU
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10019

                                  JULY 11, 2006
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
-----------------------------                      ----------------------------
709668 10 7                                                       Page  2 of 10


-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Management
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,305,177
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,305,177
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,305,177
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.75%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  3 of 10


-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Investment Partners, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  New York
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        -0-
         NUMBER OF              -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      3,305,177
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        -0-
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        3,305,177
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  3,305,177
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  8.75%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  4 of 10


-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Partners V, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        2,357,472
         NUMBER OF              -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        2,357,472
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,357,472
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  6.40%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  5 of 10


-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Partners V FTE, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        861,109
         NUMBER OF              -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        861,109
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  861,109
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.44%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  6 of 10


-------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Sandler Capital Partners V Germany, L.P.
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

-------------------------------------------------------------------------------
3        SEC USE ONLY


-------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  WC, OO
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [_]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
-------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

                                        86,596
         NUMBER OF              -----------------------------------------------
           SHARES               8       SHARED VOTING POWER
 BENEFICIALLY OWNED BY EACH
         REPORTING                      -0-
           PERSON               -----------------------------------------------
            WITH                9       SOLE DISPOSITIVE POWER

                                        86,596
                                -----------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  86,596
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  0.25%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
-------------------------------------------------------------------------------

-----------------------------                      ----------------------------
709668 10 7                                                       Page  7 of 10


         This Amendment No. 1 to Schedule 13D (this "STATEMENT") relates to the common stock, par value $.01 per share (the "COMMON STOCK"), of Penton Media, Inc. (the "ISSUER"). This Statement supplementally amends the initial statement on Schedule 13D, filed on March 28, 2002 (the "INITIAL STATEMENT"), by Sandler Capital Partners V, L.P., a Delaware limited partnership, Sandler Capital Partners V FTE, L.P., a Delaware limited partnership, Sandler Capital Partners V Germany, L.P., a Delaware limited partnership, Sandler Investment Partners, L.P., a Delaware limited partnership and Sandler Capital Management, a New York general partnership (collectively, the "REPORTING PERSONS"). In September 2004, the Reporting Persons exchanged, on a share-for-share basis, all of the Series B Convertible Preferred Stock of the Issuer held by them for Series C Convertible Preferred Stock of the Issuer (the "SERIES C PREFERRED STOCK"). This Amendment No. 1 is being filed to report that the Reporting Persons have entered into an agreement with the Issuer with respect to the allocation of any transaction consideration between all of the holders (the "SERIES C PREFERRED HOLDERS") of the Series C Preferred Stock (including the Reporting Persons) and the holders of Common Stock, in order to resolve any allocation issues in advance of any potential sale of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

         On July 11, 2006, the Issuer entered into an Agreement (the "Agreement") with the Series C Preferred Holders, including the Reporting Persons, relating to the allocation of transaction consideration between Series C Preferred Holders and the holders of the Common Stock (the "COMMON STOCK HOLDERS") , in the event of a sale of the Issuer.

         The Agreement sets forth the agreement of the Series C Preferred Holders to an allocation of net proceeds available for distribution to the Series C Preferred Holders and the Common Stock Holders in the event of a sale of the Issuer in which the net cash proceeds available for distribution to the Series C Preferred Holders and the Common Stock Holders equals or exceeds $105 million, notwithstanding that the terms of the Series C Preferred Stock may otherwise entitle the Series C Preferred Holders to a greater portion of such proceeds.

         The Agreement provides for the allocation to the Common Stock Holders of 12.75% of the first $135 million of net proceeds (with a minimum allocation to the Common Stock of at least $14 million), 15% of any additional net proceeds up to $145 million, 25% of any additional net proceeds up to $185 million and 20% of any additional net proceeds over $185 million.

         In the Agreement, the Series C Preferred Holders have further agreed to vote in favor of, and to provide certain other consents and waivers (all such obligations together, the "Consents") to facilitate, a sale transaction entered into by the Issuer that yields aggregate net cash proceeds to the Common Stock Holders and Series C Preferred Stock equal to or greater than $105 million. The Agreement does not obligate the Series C Preferred Holders to provide the Consents if a sale transaction entered into by the Issuer yields aggregate net cash proceeds to the Common Stock Holders and Series C Preferred Holders of less than $105 million. The Agreement provides that it may be terminated by the Series C Preferred Holders or by the Issuer if an agreement for a sale of the Issuer has not been signed on or before February 1, 2007.

         Except for the agreements described in response to this Item 6 or in response to Items 3 and 4 of the Initial Statement, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. The Reporting

-----------------------------                      ----------------------------
709668 10 7                                                       Page  8 of 10


Persons disclaim membership in any group, including any group with any holders of Series C Preferred Stock other than the Reporting Persons.

-----------------------------                      ----------------------------
709668 10 7                                                       Page  9 of 10


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of July 12, 2006.


                             SANDLER CAPITAL MANAGEMENT

                             By: MJDM Corp., a general partner

                                 By: /s/ Moira Mitchell
                                     ------------------------------------------
                                     Name:   Moira Mitchell
                                     Title:  President


                             SANDLER CAPITAL PARTNERS V, L.P.

                             By: Sandler Investment Partners, L.P.

                                 By: Sandler Capital Management

                                     By: MJDM Corp., a general partner

                                         By: /s/ Moira Mitchell
                                             ----------------------------------
                                             Name:   Moira Mitchell
                                             Title:  President


                             SANDLER CAPITAL PARTNERS V FTE, L.P.

                             By: Sandler Investment Partners, L.P.

                                 By: Sandler Capital Management

                                     By: MJDM Corp., a general partner

                                         By: /s/ Moira Mitchell
                                             ----------------------------------
                                             Name:   Moira Mitchell
                                             Title:  President


                             SANDLER CAPITAL PARTNERS V GERMANY, L.P.

                             By: Sandler Investment Partners, L.P.

                                 By: Sandler Capital Management

                                     By: MJDM Corp., a general partner

                                         By: /s/ Moira Mitchell
                                             ----------------------------------
                                             Name:   Moira Mitchell
                                             Title:  President

-----------------------------                      ----------------------------
709668 10 7                                                      Page  10 of 10


                             SANDLER INVESTMENT PARTNERS, L.P.

                             By: Sandler Capital Management

                                 By: MJDM Corp., a general partner

                                     By: /s/ Moira Mitchell
                                         --------------------------------------
                                         Name:    Moira Mitchell
                                         Title:   President